Exhibit 99.1

Aurora Cannabis Announces Appointment of New Independent Director

Distinguished senior healthcare executive, Theresa Firestone, to fill newly added position

NASDAQ | TSX: ACB

EDMONTON, AB, July 26, 2021 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (NASDAQ: ACB) (TSX: ACB), the Canadian company defining the future of cannabinoids worldwide, announced today the appointment of Theresa Firestone to the Company's Board of Directors (the "Board"), effective today. This is a newly created directorship that expands the Board to nine members, seven of whom are independent.

Theresa Firestone joins the Board of Directors of Aurora Cannabis (CNW Group/Aurora Cannabis Inc.)

Ms. Firestone joins the Board following a distinguished career as a senior healthcare executive with leadership positions in Canada, Europe and Asia. An expert in strategic planning, operations and new business development, Ms. Firestone has served in various sectors such as retail, healthcare, pharmaceuticals and government. Her experience includes over 20 years of international P&L management, 15 years in senior roles at Pfizer Inc., over ten years at the Ontario Ministry of Health and seven years in retail and health and wellness, including Shoppers Drug Mart where she oversaw the design and launch of the company's Medical Cannabis business. In addition, Ms. Firestone has more than 20 years of public and private board experience including with Orion Biotechnology, Merus Labs International and several not-for-profit organizations.

Ronald Funk, Chairman of Aurora Cannabis stated, "We are delighted to welcome Theresa to our Board of Directors.  She brings to us extensive expertise in healthcare management and pharmaceuticals, global business restructuring, new business development and a proven ability to lead and manage change. Her background and well-defined skillset will be invaluable to us as we execute our strategic growth plans while managing costs more effectively. We look forward to benefitting from her many contributions to Aurora."

Ms. Firestone holds a Bachelor of Applied Science from the University of Guelph and completed the Executive Leadership Program at Harvard Business School. Accolades include induction into the Canadian Healthcare Marketing Hall of Fame, honoured as one of 12 Outstanding Canadian Women by the Weizman Institute and awarded the prestigious Queen's Golden Jubilee medal.

About Aurora

Aurora is a global leader in the cannabis industry serving both the medical and consumer markets. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis dedicated to helping people improve their lives. The Company's brand portfolio includes Aurora, Aurora Drift, San Rafael '71, Daily Special, AltaVie, MedReleaf, CanniMed, Whistler, and Reliva CBD. Driven by science and innovation, and with a focus on high-quality cannabis products, Aurora's brands continue to break through as industry leaders in the medical, performance, wellness and recreational markets wherever they are launched. For more information, please visit our website at www.auroramj.com.

Aurora's common shares trade on the NASDAQ and TSX under the symbol "ACB" and is a constituent of the S&P/TSX Composite Index.

Forward-looking Information

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements  made in this news release include statements regarding the Company's execution of strategic growth plans while managing costs. These forward-looking statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward looking statements are based on the opinions, estimates and assumptions of management in light of management's experience and perception of historical trends, current conditions and expected developments at the date the statements are made, such as current and future market conditions, the ability to maintain SG&A costs in line with current expectations, the ability to achieve high margin revenues in the Canadian consumer market, the current and future regulatory environment and future approvals and permits. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements, including the risks associated with: entering the U.S. market, the ability to realize the anticipated benefits associated with the acquisition of Reliva, achievement of Aurora's business transformation plan, general business and economic conditions, changes in laws and regulations, product demand, changes in prices of required commodities, competition, the effects of and responses to the COVID-19 pandemic and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information form dated September 24, 2020 (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com and filed with and available on the SEC's website at www.edgar.gov. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

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SOURCE Aurora Cannabis Inc.

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%CIK: 0001683541

For further information: For Media: Michelle Lefler, VP, Communications & PR, media@auroramj.com; For Investors: ICR, Inc., Investor Relations, aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 06:58e 26-JUL-21